POWER OF ATTORNEY

With respect to holdings of and transactions in securities issued by International General Insurance Holdings, Ltd. (the "***Company***"), the undersigned hereby constitutes and appoints each of Hatem Wasef Jabsheh, the Chief Operating Officer of the Company, Pervez Rizvi, the Chief Financial Officer of the Company and Rawan Alsulaiman, the Chief Legal Officer of the Company, each in their respective capacities as such, and each of their respective successors in such offices, and each of them, as the undersigned's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to:

1. execute for and on behalf of the undersigned Forms 144 in accordance with Rule 144 of the Securities Act of 1933, as amended, and the rules thereunder;

2. do and perform any and all acts for and on behalf of the undersigned which may be necessary to complete the execution of any such Form 144 and the timely filing of such form with the United States Securities and Securities Commission and any other authority as required by law; and

3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in their discretion.

The undersigned hereby grants to such attorneys-in-fact full power and authority to do every act requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned could do if personally present, with full power of substitution, hereby ratifying and confirming all that such attorneys-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Rule 144 of the Securities Act.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of January 2025.

By: _/s/ Andreas Loucaides_____
Andreas Loucaides